UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024
Commission File Number: 001-40799

SPORTRADAR GROUP AG

(Translation of registrant’s name into English)

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On April 25, 2024, Sportradar Group AG (the “Company”) announced that it will appoint Craig Felenstein as Chief Financial Officer of the Company, effective June 1, 2024. Reporting to the CEO and founder, Carsten Koerl, Felenstein will lead the Company’s global finance, accounting and investor relations functions.

Felenstein, age 51, brings to the Company nearly 30 years of senior finance and operating experience for US publicly listed companies across the media, entertainment, experiential and digital content industries. Most recently and since September 2016, Felenstein served as Chief Financial Officer at Lindblad Expeditions (NASDAQ: LIND), a global leader in expedition cruises and adventure travel, where he oversaw the company’s global finance organization, as well their corporate development, information technology and human resources functions. Prior to his tenure at Lindblad, Felenstein served as Senior Vice President of Investor Relations and Strategic Finance at Shutterstock where he oversaw all interaction with the investment community while leading the financial planning and analysis and corporate development functions. Prior to Shutterstock, he served in various management roles at Discovery Communications, LLC, including Executive Vice President of Investor Relations. At the same time, he was a member of the executive team for several of Discovery's businesses including serving as the Chief Financial Officer of Digital, Chief Financial Officer of US Network Revenue and Chief Financial Officer of Animal Planet. Prior to Discovery Communications, he held senior positions at News Corporation, Viacom Inc., and Arthur Andersen & Co. Mr. Felenstein holds a B.S in Accounting from Binghamton University.

On April 25, 2024, the Company issued a press release announcing the appointment of Mr. Felenstein as the Company’s new Chief Financial Officer. A copy of the press release is being furnished as Exhibit 99.1 herewith. This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-259885).

Exhibit Number	Description

99.1	Press Release of Sportradar Group AG, dated April 25, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2024

SPORTRADAR GROUP AG

By:	/s/ James Gerard Griffin
Name: James Gerard Griffin
Title: Chief Financial Officer